FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        ☒        Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes        ☐        No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

NATIONAL BANK OF GREECE S.A.

Athens — 1 December 2017

NBG Group announces the completion of the sale of its Serbian Operations

National Bank of Greece S.A. (“NBG”) announces the completion of the sale of its 100% stake in its Serbian subsidiaries Vojvodjanska Banka AD (“VOBAN”) and NBG Leasing doo (“NBG Leasing”) for a consideration of €125 million and of a portfolio of Serbian-risk corporate loans (together the “Transaction”), following receipt of the required regulatory and anti-trust approvals.

The consideration represents a multiple of c. 0.75x P/TBV(1) .The successful completion of the Transaction increases NBG’s Q3.17 CET1 Ratio by +44bps, following the capital impact already booked in Q2.17 upon signing of the Transaction. The positive impact on NBG’s Group Liquidity, including repayment of intra-group debt, is c.€270 million.

Credit Suisse International acted as exclusive financial advisor to NBG. Freshfields Bruckhaus Deringer acted as international legal counsel and Bojovic & Partners as local legal counsel to NBG.

Note 1: Based on the Tangible Book Value of 31.12.2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: December 4th, 2017
Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: December 4th, 2017
Director, Financial Division